CHILDREN TERM INSURANCE RIDER

This rider is part of your policy. It is issued in consideration of the application and deduction from the accumulated value of the monthly cost of children term insurance benefits provided by tjis rider. for the benefits provided by this rider. All definitions, provisions and exceptions of the policy apply to this rider unless changed by this rider. The effective date is the Policy Date unless another date is shown on the current Data Pages.

DEFINITION An insured child under this rider is:

                 1. Any child, stepchild or legally adopted child of the insured named in the application for this rider who is less than 18 years of age on the date of the application for this rider.

                 2. Any child of the insured born after the date of the application for this rider; and

                 3. Any child less than 18 years of age legally adopted by the insured after the date of the application for this rider.

A child will not be an insured child and will not be covered before attaining the age of 14 days or beyond this rider's protection period.

INSURANCE BENEFIT We will pay this rider's beneficiary its insurance amount upon receipt of proof of an insured child's death. This rider's insurance amount is equal to the number of units of this rider included in your policy, as shown on the data page, times $1,000.

                   EXAMPLES:
                   3 UNITS children term x $1,000 =
                  $3,000 insurance amount for each child

                   4.5 UNITS children term x $1,000
                  $4,500 insurance amount for each child

PROTECTION PERIOD This rider's protection period ends on the first of:

                  1. Termination of this rider (see Termination section below) or

                  2. As to any individual insured child, the Policy Anniversary next following the insured child's 25th birthday.

COST OF INSURANCE We deduct the cost of insurance for the benefits provided by this rider on each monthly date. The cost is 1 multiplied by 2 where:

                  1.  Is the number of units; and

                  2.  Is the rate per unit shown on the data page.

BENEFICIARY The beneficiary named in the application for this rider will receive this rider's insurance amount, unless the beneficiary is changed as provided in your policy.

OWNERSHIP The policy's owner is also the owner of this rider. Any changes in ownership of your policy and all provisions which apply to ownership also apply to this rider.

INCONTESTABILITY We will not claim this rider is void or deny payment of its insurance amount after it has been in force for 2 years from its effective date.

SUICIDE This rider's insurance amount will not be paid if the insured dies by suicide, while sane or insane, within 2 years of its effective date. Instead, we will return tall costs of children term insurance deducted for this rider. This amount will be paid to the beneficiary.

PAID-UP BENEFIT If the insured dies while your policy and this rider are in force, this rider will become fully paid up. It will then continue in force during its protection period, as shown on the current Data Pages, unless surrendered. You may obtain the surrender value of this rider, when fully paid up, at any time. Your request must be in writing. The surrender value will be the net single premium for the insurance at the respective attained age of each insured child based on the Commissioners 1980 Standard Ordinary Mortality Table, assuming:

                 1.  Interest at 4% a year;

                 2.  Immediate payment of claims; and

                 3. Age determined on last birthday basis.

The net surrender value within 30 days after a Policy Anniversary will not be less than the value on the Anniversary.

EXCHANGE Any insurance under this rider may be exchanged for a policy on the life of the insured child on the earlier of:

                 1. The Policy Anniversary following the insured child's 25th birthday;

                 2. The Policy Anniversary following the Insured's 65th birthday; or

                 3.  The death of the Insured.

No evidence of insurability is required provided:

                 1. We receive written application and payment of the first premium for the policy no earlier than 90 days before nor later than 31 days after the date exchange may be made as provided above; and

                 2. The policy face amount is not less than $1,000 per unit of this rider and is not more than $5,000 per unit of this rider.

This policy may be any form of life policy, except term, available under our underwriting guidelines then in effect. Its premium rate will be at our then published standard risk class rate for the policy based on the insured child's attained age. Its effective date will be the date of exchange. No insurance is provided until the insurance under this rider terminates.

The new policy may include Waiver or Accidental Death riders with our consent and upon payment of any additional cost we determine for the riders.

If an insured child dies within 31 days of the date on which exchange would have been allowed, we will pay a death benefit of $1,000 per unit of this rider.

REINSTATEMENT This rider may be reinstated as part of your policy if, in addition to all other policy conditions for reinstatement, you supply evidence which satisfies us that each proposed insured child is insurable under our underwriting guidelines then in effect.

Upon reinstatement, if any child proposed for insurance does not meet the above conditions, this rider may still be reinstated as part of your policy but only with an endorsement excluding such ineligible child from insurance coverage under this rider.

TERMINATION This rider ends on the first of:

                  1.  Termination of your policy;

                  2. The Policy Anniversary following the Insured's 65th birthday; or

                  3. Our receipt of your written request to cancel it. The change will be effective on the Monthly Date on or next following the date we receive the request. We may require you to send your policy to the home office to record the cancellation.

SF 392